UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                      Washington, StateD.C. PostalCode20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                          Pre-Paid Legal Services, Inc.
                       (Name of Subject Company (Issuer))

                          Pre-Paid Legal Services, Inc.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   740065 107
                      (CUSIP Number of Class of Securities)

                                   Randy Harp
                             Chief Operating Officer
                          Pre-Paid Legal Services, Inc.
                                One Pre-Paid Way
                   placeCityAda, StateOklahoma PostalCode74820
                                 (580) 436-1234
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                 with a copy to:
                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                   20 North Broadway, addressStreetSuite 1800
                   CityplaceOklahoma City, placeOK place73102
                                 (405) 235-7700

                            CALCULATION OF FILING FEE

Transaction valuation                                       Amount of filing fee
---------------------                                       --------------------
Not Applicable                                                  Not Applicable



[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
Form or Registration Number: N/A
Filing Party: N/A Date Filed: N/A

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]





This Tender Offer Statement on Schedule TO relates solely to the preliminary communication, filed herewith as Exhibit (a)(5), made by Pre-Paid Legal Services, Inc., an Oklahoma corporation, announcing its intent to undertake an issuer tender offer for shares of its common stock, $0.01 par value per share in its press release dated June 26, 2006.





Exhibit Index

No.                        Description

(a)(5)                     Press Release dated June 26, 2006






                                 EXHIBIT (a)(5).





For Release 8:30 a.m. Eastern                     Company      Steve Williamson
Monday, June 26, 2006                             Contact:        (580) 436-1234

          Pre-Paid Legal Announces Completion of $80 Million Financing

ADA, OK, June 26, 2006 - Pre-Paid Legal Services, Inc. (NYSE:PPD) announced that it has received financing from Wells Fargo Foothill, Inc. ("Wells Fargo") for $80 million of senior, secured financing consisting of a $75 million five year term loan facility (the "Term Facility") and a $5 million five year revolving credit facility (the "Revolving Facility"). The proceeds will be used primarily to fund a 1 million share tender offer, to refinance approximately $15.3 million in existing bank indebtedness and to fund further share repurchases.

The Term Facility is fully funded and provides for a five-year maturity and amortizes in monthly installments of $1.25 million, with interest on the outstanding balances under the Term Facility and the Revolving Facility payable, at our option, at a rate equal to Wells Fargo base rate plus 150 basis points or at the LIBO Rate plus 250 basis points. We expect to be able to repay the facilities with cash flow from operations.

We expect to commence a one million share fixed-price self-tender offer the first week of July 2006 at $35.00 per share with an anticipated August 2, 2006 closing date.

We have not yet commenced the tender offer described above. Upon commencement of the tender offer, we will file with the Securities and Exchange Commission (the"SEC"), a Schedule TO and related exhibits, including an Offer to Purchase and Letter of Transmittal and other related documents (the"Offer Documents"), which will be delivered to all shareholders. Shareholders are strongly encouraged and advised to read all of the Offer Documents when these documents become available because they will contain important information about the offer. The Offer Documents will also be made available without charge at our website at www.prepaidlegal.com as well as the SEC website at www.sec.gov. This press release does not constitute an offer to offer to buy any securities. The offer will be made only by the Offer Documents and will not be made in any jurisdiction in which such offer would be unlawful.


About Pre-Paid Legal Services

We believe our products are one of a kind, life events legal service plans. Our plans provide for legal service benefits provided through a network of more than 50 independent law firms across the placeU.S. and placeplaceCanada, and include unlimited attorney consultation, will preparation, traffic violation defense, automobile-related criminal charges defense, letter writing, document preparation and review and a general trial defense benefit. We have an identity theft restoration product we think is also one of a kind due to the combination of our identity theft restoration partner and our provider law firms. More information about us and our products can be found at our homepage at http://www.prepaidlegal.com.

Forward-Looking Statements

Statements in this press release, other than purely historical information, regarding our future plans and objectives and expected operating results, dividends and share repurchases and statements of the assumptions underlying such statements, constitute forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. The forward-looking statements contained herein are based on certain assumptions that may not be correct. They are subject to risks and uncertainties incident to our business that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described in the reports and statements filed by us with the Securities and Exchange Commission, including (among others) those listed in our Form 10-K, Form 10-Q and Form 8-K, and include the risks that our membership persistency or renewal rates may decline, that we may not be able to continue to grow our memberships and earnings, that we are dependent on the continued active participation of our principal executive officer, that pending or future litigation may have a material adverse effect on us if resolved unfavorably to us, that we could be adversely affected by regulatory developments, that competition could adversely affect us, that we are substantially dependent on our marketing force, that our stock price may be affected by short sellers, that we have been unable to increase our employee group membership sales and that our active premium in force is not indicative of future revenue as a result of changes in active memberships from cancellations and additional membership sales. Please refer to pages 14 and 15 of our 2005 Form 10-K and pages 7 through 9 of our March 31, 2006 Form 10-Q for a more complete description of these risks. We undertake no duty to update any of the forward-looking statements in this release.

                                       ##